UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68551

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) AND ENDING 03/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STONELIVING SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

443 NORTH CLARK STREET, SUITE 200
(No. and Street)

CHICAGO	IL	60654
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN J. MILES (312) 670-5900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BLACKMAN KALLICK, LLP
(Name – *if individual, state last, first, middle name*)

10 SOUTH RIVERSIDE PLAZA, 9TH FLOOR	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


12061318

KW
6/4/12

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN J. MILES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STONELIVING SECURITIES LLC, as of MARCH 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public


OFFICIAL SEAL
MELINA LOMBARD-MARONI
Notary Public - State of Illinois
My Commission Expires Nov 5, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

StoneLiving Securities, LLC

Financial Statements for the Year Ended March 31, 2012

Financial Statements



Blackman Kallick



StoneLiving Securities, LLC

Year Ended March 31, 2012



Contents


Blackman Kallick

Blackman Kallick, LLP
10 South Riverside Plaza, 9th Floor
Chicago, IL 60606

Phone: 312-207-1040

Independent Auditor's Report

Member
StoneLiving Securities, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of **StoneLiving Securities, LLC** as of March 31, 2012, and the related statements of operations, changes in members' equity and cash flows for the year then ended, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **StoneLiving Securities, LLC** as of March 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the accompanying supplementary information as indicated in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Blackman Kallick, LLP

May 18, 2012

StoneLiving Securities, LLC

Year Ended March 31, 2012



Financial Statements

StoneLiving Securities, LLC

Statement of Financial Condition
March 31, 2012



Assets

Current Assets		
Cash	$	50,566
Prepaid expenses		1,500
	$	**52,066**

Liabilities and Members' Equity

Current Liabilities - Accrued Expenses	$	2,565
Members' Equity		49,501
	$	**52,066**

The accompanying notes are an integral part of the financial statements.

StoneLiving Securities, LLC

Statement of Operations
Year Ended March 31, 2012



Revenue - Fees	$ 671,000
Expenses	
Salaries and wages - members	451,367
Salaries and wages - other	308,170
Professional fees	31,433
Insurance	575
State registration and filing fees	7,709
Office	62,482
Other	30
Total Expenses	861,766
Net Loss	**$ (190,766)**

The accompanying notes are an integral part of the financial statements.

StoneLiving Securities, LLC

Statement of Changes in Members' Equity
Year Ended March 31, 2012



Balance, as of April 1, 2011	$	240,267
Net loss		(190,766)
Balance, as of March 31, 2012	**$**	**49,501**

The accompanying notes are an integral part of the financial statements.

StoneLiving Securities, LLC

Statement of Cash Flows
Year Ended March 31, 2012



Cash Flows from Operating Activities	
Net loss	$ (190,766)
Adjustments to reconcile net loss to net cash used in operating activities	
Decrease in	
Accrued expenses	(1,673)
Net Cash Used in Operating Activities	(192,439)
Net Decrease in Cash	(192,439)
Cash, Beginning of Year	243,005
Cash, End of Year	**$ 50,566**

The accompanying notes are an integral part of the financial statements.



Note 1 - Industry Operations

StoneLiving Securities, LLC (the Company) was formed on February 22, 2010 and is organized as a limited liability company pursuant to the Limited Liability Company Act of the state of Delaware. There are two members of the Company. The Company was approved as a FINRA/SEC member firm on December 3, 2010. As a registered securities broker-dealer, the Company provides investment banking services to closely held companies throughout the United States. These services are provided in conjunction with consulting services provided by Livingstone Partners, LLC (the Affiliate).

Note 2 - Summary of Significant Accounting Policies

Aspects of the Limited Liability Company

As a limited liability company, the members' liability is limited to the capital invested. Under the operating agreement, the Company has one class of member interest, and the members' interests are in proportion to the number of equity units issued. Allocation of profit, losses and distributions is in accordance with the terms as defined in the operating agreement. The Company shall continue in perpetuity unless sooner terminated as defined in the operating agreement.

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on the Company's earnings. Accordingly, the financial statements do not reflect a provision for income taxes, except for Illinois replacement taxes.

The Company's application of accounting principles generally accepted in the United States of America (GAAPUSA) regarding uncertain tax positions had no effect on its financial position as management believes the Company has no material unrecognized income tax benefits. The Company would account for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as income tax expense. All periods the Company has been in existence are still subject to review by taxing authorities.

Cash

The Company maintains its cash in a bank account, which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

Management Estimates

The preparation of financial statements in conformity with GAAPUSA requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.



Note 2 - Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Revenue is realized from fees for services provided in connection with the sale of an entity or as a percentage of the amount of securities sold in a financing event, the effect of which is to change the financial structure, control or ownership of an entity. These fees are recognized as earned when the related transaction is completed.

Note 3 - Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first 12 months after the Company's approval by FINRA/SEC, and the ratio shall not exceed 15 to 1 subsequent to the initial period. The net capital rule may effectively restrict the distribution of capital. As of March 31, 2012, the Company had net capital of $48,001, of which $43,001 was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.05 to 1.00.

Note 4 - Major Customer

During the year ended March 31, 2012, revenue from two customers amounted to 100% of the Company's fee revenue.

Note 5 - Related Party Transactions

Under an expense sharing agreement, the Company reimburses the Affiliate for expenses that are paid by the Affiliate but that have been allocated to the Company. During the period from April 1, 2011 through March 31, 2012 , the amount of expenses paid by the Company to the Affiliate was $78,571. As of March 31, 2012, the Company owed the Affiliate $430, which is included in accrued expenses in the statement of financial condition. This amount owed at March 31, 2012 was paid in April 2012.

Note 6 - Subsequent Events

The Company has evaluated subsequent events through May 18, 2012, the date the financial statements were available to be issued.

StoneLiving Securities, LLC



Supplemental Information

StoneLiving Securities, LLC

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
March 31, 2012



Broker or Dealer: StoneLiving Securities, LLC — As of March 31, 2012

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

1.	Total ownership equity from Statement of Financial Condition - Item 1800			$ 49,501	[3480]
2.	Deduct: Ownership equity not allowable for Net Capital			$ -	[3490]
3.	Total ownership equity qualified for Net Capital			$ 49,501	[3500]
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital			$ -	[3520]
	B. Other (deductions) or allowable credits (List)			$ -	[3525]
5.	Total capital and allowable subordinated liabilities			$ 49,501	[3530]
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition	$ 1,500	[3540]		
	B. Agreed fail-to-deliver	$ -	[3570]		
	1 Number of items ______ [3450]				
	C. Aged short security differences less reserve of $______ [3460] number of units ______ [3470]	$ -	[3580]		
	D. Secured demand note deficiency	$ -	[3590]		
	E. Commodity futures contracts and spot commodities- proprietary capital charges	$ -	[3600]		
	F. Other deductions and/or charges	$ -	[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(e)(x)	$ -	[3615]		
	H. Total deduction and/or charges			$ 1,500	[3620]
7.	Other additions and/or allowable credits (List)			$ -	[3630]
8.	Net Capital before haircuts on securities positions			$ 48,001	[3640]

* Total nonallowable assets balance consists of prepaid expenses.

9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$ -	[3660]		
	B. Subordinated securities borrowings	$ -	[3670]		
	C. Trading and investment securities:				
	1 Bankers' acceptances, certificates of deposit and common paper	$ -	[3680]		
	2 U.S. and Canadian government obligations	$ -	[3690]		
	3 State and municipal government obligations	$ -	[3700]		
	4 Corporate obligations	$ -	[3710]		
	5 Stocks and warrants	$ -	[3720]		
	6 Options	$ -	[3730]		
	7 Arbitrage	$ -	[3732]		
	8 Other securities	$ -	[3734]		
	D. Undue concentration	$ -	[3750]		
	E. Other (List)	$ -	[3736]	-	[3740]
10.	Net Capital			$ **48,001**	[3750]

OMIT PENNIES



Broker or Dealer: StoneLiving Securities, LLC	As of March 31, 2012

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 18)			$	171	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note A			$	5,000	[3758]
13.	Net capital requirement (greater of line 11 or line 12)			$	5,000	[3760]
14.	Excess net capital (line 10 less line 13)			$	43,001	[3770]
15.	Net capital less greater of 10%of line 18 or 120% of line 12			$	42,001	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$	2,565	[3790]
17.	Add:					
	A. Drafts for immediate credit	$ -	[3800]			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$ -	[3810]			
	C. Other unrecorded amounts (List)	$ -	[3820]	$	-	[3830]
18.	Total aggregate indebtedness			$	2,565	[3840]
19.	Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			%	5.34	[3850]
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	-	[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21.	2% of combined aggregate debt items (or $250,000 or greater) as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	-	[3870]
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note A	$	-	[3880]
23.	Net capital requirement (greater of line 21 or line 22)	$	-	[3760]
24.	Excess capital (line 10 less line 23)	$	-	[3910]
25.	Net Capital in excess of the greater of:			
	A. 5% of combined aggregate debit items	$	-	[3920]

Reconciliation with Company's net capital computation included in Part IIA of Form X-17A-5 as of March 31, 2011:
There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's corresponding unaudited Part II of Form X-17A-5 as of March 31, 2012.



Note

The Company claimed an exemption from Rule 15c3-3 based on paragraph (k)(2)(i) of the Rule. Therefore, the Company has omitted the schedules of "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements under Rule 15c3-3."



Blackman Kallick

Blackman Kallick, LLP
10 South Riverside Plaza, 9th Floor
Chicago, IL 60606

Phone: 312-207-1040

Independent Auditor's Report on Internal Control

MemberStoneLiving Securities, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of **StoneLiving Securities, LLC** as of March 31, 2012 and for the year then ended, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of March 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Blackman Kallick, LLP

May 18, 2012



Blackman Kallick

Blackman Kallick, LLP
10 South Riverside Plaza, 9th Floor
Chicago, IL 60606

Phone: 312-207-1040

Independent Accountant's Report on Applying Agreed-Upon Procedures

Member
StoneLiving Securities, LLC
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-6)) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2012, which were agreed to by **StoneLiving Securities, LLC** and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating **StoneLiving Securities, LLC's** compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-6). **StoneLiving Securities, LLC's** management is responsible for **StoneLiving Securities, LLC's** compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences. The total assessments were paid to the SIPC prior to March 31, 2012.

2. Compared the amounts presented in the audited financial statements of StoneLiving Securities, LLC for the year ended March 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers; no adjustments were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no adjustments and no differences.



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Blackman Kallick, LLP

May 18, 2012